COMPANY AGREEMENT

OF

Runner City

The members of **Runner City**, (the "Company"), a limited liability company created under the Texas Business Organizations Code (the "Code"), hereby adopts the following Company Operating Agreement ("Agreement") in order to regulate the Company's affairs, conduct its business, and establish the relations of its member(s); and for these purposes the Member agrees as follows:

ARTICLE I
INTRODUCTION

1.1.   Formation of Limited Liability Company. The Members have formed the Limited Liability Company by filing the Certificate of Formation (the "Certificate") with the Secretary of State. The Company's business is conducted under the name **Runner City**, and any assumed names as approved by the members, until such time as all the Members designate otherwise and file amendments to the Certificate in accordance with applicable law.

This Company Agreement is subject to, and governed by, the Texas Business Organizations Code and the Certificate. In the event of a conflict between the provisions of this Agreement and the mandatory provisions of the Code or the provisions of the Certificate, the provisions of the Code or the Certificate control.

1.2.   Defined Terms. The following terms used in this Agreement with their initial letters capitalized, unless the context requires otherwise or unless otherwise expressly provided in this Agreement, have the meanings specified in this Section. The singular includes the plural and vice versa, as the context requires. When used in this Agreement, the following terms have the meanings set forth below:

(a)   "**Code**" means the Texas Business Organizations Code, as it may be amended from time to time.

(b)   "**Additional Member**" means any person or entity admitted as a Member pursuant to Section 2.8 of this Agreement.

(c)   "**Affiliate**" means any individual, partnership, corporation, limited liability company, trust, or other Entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation the right to exercise, directly or indirectly, more than 50 percent of the voting rights attributable to the controlled corporation, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled Entity.

(d)   **"Available Cash"** of the Company means all cash funds of the Company on hand from time to time (other than cash funds obtained as contributions to the capital of the Company by the Members and cash funds obtained from loans to the Company) after (i) payment of all operating expenses of the Company as of such time, (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (iii) provision for a working capital reserve in accordance with Section 5.2, below.

(e)   **"Bankruptcy"** means, and a Member is deemed a "Bankrupt Member" on (i) the entry of a decree or order for relief against the member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency, or other similar law (collectively, "Debtor Relief Laws") generally affecting the rights of creditors and relief of debtors now or hereafter in effect, (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, (iii) the ordering of the winding up or liquidation of the Member's affairs, (iv) the filing of a petition in any such involuntary bankruptcy case that remains undismissed or suspended pursuant to Section 305 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy law), (v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Law now or hereafter in effect, (vi) the consent by the Member to the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, or (vii) the making by a Member of any general assignment for the benefit of its creditors.

(f)   **"Capital Account"** means the individual accounts established and maintained pursuant to Section 2.6(b) of this Agreement.

(g)   **"Capital Contribution"** means the total value of cash and agreed fair market value of property contributed and agreed to be contributed to the Company by each Member, as shown in Exhibit "A," as the same may be amended from time to time. Reference in this Agreement to the Capital Contribution of a present Member includes a Capital Contribution previously made by any prior Member for the interest of the present Member, reduced by any distribution to such Member in return of "Capital Contribution" as contemplated herein. Additional Capital Contributions may be made only by a Member with his or her consent and with the consent of all other Members.

Company Agreement – Runner City LLC

(h)   "**IRC**" means the Internal Revenue Code of 1986, as amended. All references herein to sections of the IRC include any corresponding provision or provisions of succeeding law.

(i)   "**Company**" refers to **Runner City**

(j)   "**Entity**" means any association, corporation, general partnership, limited partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, and foreign associations of like structure.

(k)   "**Interest**" in the Company means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Code, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

(l)   "**Percentage Interests**" of a Member means the percentage of a Member set forth opposite the name of such Member under the column "Percentage Interest" in Exhibit "A" hereto, as such percentage may be adjusted from time to time pursuant to the terms hereof.

(m)   "**Person**" includes an individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

(n)   "**Principal Office**" means the office of the Agent as shown in the Certificate, or such other address as may be established pursuant to Section 2.1(b) of this Agreement.

(o)   "**Pro-Rata Part**" means the proportion that a Percentage Interest of a Member bears to the aggregate Interest in the Company of all Members.

(p)   "**Regulations**" means this Agreement, as originally executed and as amended from time to time, and the terms "hereof," "hereto," "hereby," and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

(q)   "**Share**" refers to an interest in the Company representing a contribution to capital, to be measured in such units as may be established pursuant to Section 2.4. Whenever reference is made to "Percentage Interest," a Share may be converted into the same by dividing a Member's number of Shares by the total of all Shares outstanding.

(r)   "**Substitute Member**" means any person or Entity who or which is admitted into Membership on the written consent of all Members pursuant to Section 6.4.

1.3. **Company Purpose.** The general purposes of the Company are as set forth in the Certificate. The Company may exercise all powers reasonable or necessary to pursue its purpose. In addition, the Company may engage in and do any act concerning any or all lawful businesses for which limited liability companies may be organized according to the Code which purposes have been specifically authorized by all Members.

ARTICLE II
MEMBERS; MEMBERSHIP INTERESTS

2.1. **Names, Addresses and Initial Capital Contributions of Members.** Members, their respective addresses, their initial Capital Contributions to the Company, and their respective Percentage Interest in the Company are set forth on **Exhibit "A,"** attached and made part of this Agreement. If not made as of the date of adoption of this Agreement, each Member agrees to make the initial contribution set out in **Exhibit "A"** within twenty (20) days.

2.2. **Future Contributions.** Subsequent contributions must be in such amounts and may be in any type of property as is agreed on by all of the Members. No Member is required to make a Capital Contribution to the Company other than the Capital Contribution required to be made by such Member under Section 2.1 without the Member's prior express consent.

2.3. **Member Loans or Services.** Loans or services by a Member to the Company may not be treated as a contribution to the capital of the Company.

2.4. **Shares of Membership Interests.** The membership interest of the Company may be divided into Shares, each Share to represent the amount of capital contributed as the Members unanimously determine.

2.5. **Certificates for Membership Interests.** The Shares of a Member or the Member's Interest in the Company may be represented by a Certificate of Membership. The contents of a Certificate of Membership are determined by the Members.

2.6. **Capital and Capital Accounts.**

(a)   The initial Capital Contribution of each Member is as set forth on **Exhibit "A."** No interest may be paid on any Capital Contribution.

(b)   An individual capital account (the "Capital Account") must be established and maintained on behalf of each Member, including any additional or substituted Member who hereafter receives an Interest in the Company. The Capital Account of each Member consists of (i) the amount of cash the Member has contributed to the Company, plus (ii) the agreed fair market value of any property the Member has contributed to the Company, less any liabilities assumed by the Company or to which the property is subject, plus (iii) the amount of profits or income (including tax-exempt income) allocated to the Member, less (iv) the amount of losses and deductions allocated to the Member, less (v) the amount of all cash distributed to the member, less (vi) the fair market value of any property distributed to the Member, net of any liability assumed by the Member or to which the property is subject, less (vii) the Member's share of any other expenditures that are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property, and (viii) subject to other adjustments that may be required under the Code or IRC. The Capital Account of a Member is not affected by adjustments to basis made pursuant to Section 743 of the IRC but must be adjusted with respect to adjustments to basis made pursuant to Section 734 of the IRC.

(c)   No Member may withdraw his Capital Contribution or demand and receive property of the Company or a distribution in return for his Capital Contribution, except as may be specifically provided in this Agreement or required by law. No Member may receive out of Company property any part of his or its Capital Contribution until (i) all liabilities of the Company, except liabilities to Members on account of their loans, have been paid or sufficient Company property remains to pay them, and (ii) all Members consent, unless the return of the Contribution to Capital is rightfully demanded as provided in the Code.

(d)   Subject to the provisions of subsection (c) of this section, a Member may rightfully demand the return of his or its Capital Contribution (i) on the dissolution of the Company, or (ii) as may otherwise be provided in the Code. A Member may demand and receive only cash in return for the Member's Capital Contribution.

(e)   Except as is specifically provided otherwise in this Agreement or in the Code, no Member has any liability or obligation to restore a negative or deficit balance in such Member's Capital Account.

2.7.   Admission of Additional Capital. Additional capital may be contributed to the Company, but only on the written consent of all Members.

2.8.   Admission of Additional Members. As provided in the Certificate, (i) the Members may admit to the Company additional Member(s) to participate in the profits, losses, available cash flow, and ownership of the assets of the Company on such terms as are determined by all of the Members, (ii) admission of any such Additional Member(s) requires the written consent of all Members then having any Interest in the Company, and (iii) any Additional Members are allocated gain, loss, income or expense by the method provided in this Agreement, and if no method is specified, then as may be permitted by Section 706(d) of the IRC.

2.9.   Limitation on Liability. No Member is liable under a judgment, decree or order of the court, or in any other manner, for a debt, obligation or liability of the Company, except as provided by law. No Member is required to loan any funds to the Company. Except as may be

Company Agreement – Runner City LLC

expressly provided otherwise herein, no Member is required to make any contribution to the Company by reason of any negative balance in his capital account, nor does any negative balance in a Member's capital account create any liability on the part of the Member to any third party.

2.10. No Individual Authority. Unless expressly provided in Article III, no Member, acting alone, has any authority to act for, or to undertake or assume, any obligation, debt, duty or responsibility on behalf of, any other Member or the Company.

2.11. No Member Responsible for Other Member's Commitment. In the event that a Member (or a Member's shareholders, partners, members, owners, or Affiliates) has incurred any indebtedness or obligation prior to the date hereof that relates to or otherwise affects the Company, neither the Company nor any other Member has any liability or responsibility with respect to the indebtedness or obligation unless the indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by all Members. Furthermore, neither the Company nor any Member is responsible or liable for any indebtedness or obligation that is hereafter incurred by any other Member (or a Member's shareholder, partners, members, owners, or Affiliates). In the event that a Member (or a Member's shareholders, partners, members, owners, or Affiliates (collectively, the "liable Member")), whether prior to or after the date hereof, incurs (or has incurred) any debt or obligation that neither the Company nor any of the other Members is to have any responsibility or liability for, the liable Member must indemnify and hold harmless the Company and the other Members from any liability or obligation they may incur in respect thereof.

ARTICLE III
MANAGEMENT AND CONTROL OF BUSINESS

3.1. Overall Management Vested in Members.

(a)   Except as expressly provided otherwise herein or otherwise agreed, management of the Company is vested in the Members in proportion to their initial Percentage Interest. The Members or any of their Affiliates may engage in other activities of any nature.

(b)   Meetings of the Members.

(i)   As provided in Subsection (b)(ii) of this Article, meetings of Members may be called by Members representing in the aggregate more than 50 percent of the Percentage Interests in the Company.

(ii)   The Company must deliver or mail written notice stating the date, time, and place of any meeting of Members and, when otherwise required by law, a description of the purposes for which the meeting is called, to each Member of record entitled to vote at the meeting, at the address that appears in the records of the Company, such notice to be mailed at

Company Agreement – Runner City LLC

least ten (10), but not more than forty-five (45), days before the date and time of the meeting. A Member may waive notice of any meeting, before or after the date of the meeting, by delivering a signed waiver to the Company for inclusion in the minutes of the Company. A Member's attendance at any meeting, in person or by proxy (i) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within any purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

(iii)   The record date for the purpose of determining the Members entitled to notice of a Members' meeting, for demanding a meeting, for voting, or for taking any other action is the tenth (10th) day prior to the date of the meeting or other action.

(iv)   A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the Company. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member. A proxy appointment is valid for two (2) months unless otherwise expressly stated in the appointment form.

(v)   At any meeting of Members, each Member entitled to vote has a number of votes equal to the number of Shares issued to the Member pursuant to Section 2.4, if any, and if none, to the product of (i) his Percentage Interest as set forth on **Exhibit "A"** hereto, as the same may be amended from time to time, times (ii) one hundred (100). At any meeting of Members, presence of Members entitled to cast at least 75 percent of the total votes of all Members entitled to vote at such meeting constitutes a quorum. Action on a matter is approved if the matter receives approval by at least 75 percent of the total number of votes entitled to be cast by all Members in the Company entitled to vote at such meeting or such greater number as may be required by law or the Certificate for the particular matter under consideration. On the occurrence of a Dissolution Event (as defined herein), a Former Member is not entitled to a vote in determining whether the Company will purchase the interest of the Former Member as permitted in Section 6.1. Also, any assignee of a Member's Interest in the Company is not entitled to vote or participate on any matters at any meeting unless the assignee becomes a Substitute Member as contemplated in Section 6.4.

(vi)   Subject to Subsection (c)(ii) of this Article and the applicable laws of the State of Texas, any action required or permitted to be taken at a Members' meeting may be taken without a meeting if the action is taken by all of the Members entitled to vote on the action. The action must be evidenced by one or more written consents describing the action to be taken, signed by all the Members entitled to vote on the action, and delivered to the Company for inclusion in the minutes. The record date for determining Members entitled to take action without a meeting is the first date a Member signs the consent to the action.

Company Agreement – Runner City LLC

(vii) Any or all Members may participate in a Members' meeting by, or through the use of, any means of communications by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

(viii) At any Members' meeting the Members must appoint a person to preside at the meeting and a person to act as secretary of the meeting. The secretary of the meeting must prepare minutes of the meeting which are placed in the minute books of the Company.

(c) Except as provided in Section 3.2, below, all powers of the Company are exercised by or under the authority of the members and the business and affairs of the Company are managed under the direction of the Members.

3.2. Members to Make Joint Decisions.

(a) Major Decisions. No act may be taken, sum expended, decision made or obligation incurred by the Company except by the unanimous consent of all Members with respect to a matter within the scope of any of the major decisions enumerated below (the "Major Decisions"). The Major Decisions include (i) the sale of all or substantially all assets of the Company, (ii) a mortgage or encumbrance on all or substantially all assets of the Company, (iii) any matter which could result in a change in the amount or character of the Company's contributions to capital, (iv) a change in the character of the business of the Company, (v) borrowing of money, (vi) commission of an act which would make it impossible for the Company to carry on its ordinary business, (vii) approve all operating budgets and capital budgets for the Company, (viii) approve all leases and other long term agreements between the Company and any other person or entity (ix) or contravene this Agreement.

(b) Alteration of Management Responsibilities. Management responsibilities as set forth in this Section may not be altered except by the action of at least 75 percent in interest of all Members at a meeting called on written notice expressly describing alternation of management responsibilities as one of the purposes of the meeting.

(c) Managing Member Compensation. Members may receive compensation as determined by all Members for services provided in the management of the Company. In all events Members may be reimbursed for all expenses advanced by such Members on behalf of the Company, upon presentation of documentary evidence of such expense to the Treasurer of the Company.

3.3. Powers of Members as Managers.

(a) Except as expressly provided in Section 3.2, above, each of the Members has all necessary powers to carry out the purposes, business, and objectives of the Company, including, but not limited to, the right to enter into and carry out contracts of all kinds; to employ employees, agents, consultants and advisors on behalf of the Company; to lend or borrow money and to issue evidences of indebtedness; to bring and defend actions in law or at equity; to buy, own, manage, sell, lease, mortgage, pledge or otherwise acquire or dispose of Company property. Each Member may deal with any related Affiliate or other related person, firm or Entity on terms and conditions that would be available from an independent responsible third party that is willing to perform.

(b) The Members may employ a competent person to be responsible for authenticating the records of the Company, including keeping correct and complete books of account that show accurately at all times the financial condition of the Company; safeguarding all funds, notes, securities, and other valuables that may from time to time come into possession of the Company; depositing all funds of the Company with such depositories as the Members designate. This competent person may have such other duties as the Members may from time to time jointly prescribe, but under no circumstances does such employee have any of the rights, powers, responsibilities or duties of a Member of the Company as prescribed herein or by law. Any person responsible for the above-described duties may be terminated at any time by a Member, and any Member may restrict the duties and/or authority of the person responsible for these duties at any time.

(c) Every contract, deed, mortgage, lease and other instrument executed by a Member is conclusive evidence in favor of every person relying on or claiming under the fact that, at the time of the delivery thereof, (i) the Company was in existence, (ii) neither this Agreement nor the Certificate had been amended in any manner to restrict the delegation of authority among the Members, and (iii) the execution and delivery of such instrument was duly authorized by the Members. Any person may always rely on a certificate addressed to him and signed by any Member hereunder regarding the following:

(i) Who are the Members hereunder;

(ii) The existence or non-existence of any fact that constitutes a condition precedent to acts by the Member or in any other manner germane to the affairs of the Company;

(iii) Who is authorized to execute and deliver any instrument or document of the Company;

(iv) The authenticity of any copy of the Certificate, this Agreement, amendments thereto and any other document relating to the conduct of the affairs of the Company; and

(v) Any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member in the capacity as a Member of the Company.

3.4. **Reimbursement of Expenses.** Each member is entitled to reimbursement from the Company of all expenses of the Company reasonably incurred and paid by the Member on behalf of the Company, upon presentation of documentary evidence of such expense to the Treasurer of the Company.

3.5. **Organization Expenses.** The Company must pay all expenses incurred in the organization of the Company.

ARTICLE IV
ACCOUNTING AND RECORDS

4.1. **Records and Accounting.** The books and records of the Company must be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal and state income tax purposes. The books and records of the Company must reflect all Company transactions and must be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes is the calendar year.

4.2. **Access to Accounting Records.** All books and records of the Company must be maintained at any office of the Company or at the Company's principal place of business, and each Member, and his duly authorized representative, must have access to them at such office of the Company and the right to inspect and copy them at reasonable times.

4.3. **Annual and Tax Information.** The Members must use their best efforts to cause the Company to deliver to each Member, within sixty (60) days after the end of each fiscal year, all information necessary for the preparation of the Member's federal income tax return. The Members must also use their best efforts to cause the Company to prepare, within sixty (60) days after the end of each fiscal year, a financial report of the Company for the fiscal year, which contains a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of sources and applications of funds, and a statement of reconciliation of the Capital Accounts of the Members.

4.4. **Accounting Decisions.** All decisions regarding accounting matters, except as otherwise specifically set forth herein, must be made by the Members. The Members may rely on the advice of their accountants as to whether the decisions are in accordance with accounting methods followed for federal and state income tax purposes.

4.5. **Income Tax Elections.** The Company may make all elections for federal and state income tax purposes, including, but not limited to, the following:

(a)   To the extent permitted by applicable law and regulations, elect to use an accelerated depreciation method on any depreciable unit of the assets of the Company; and

(b)   In case of a transfer of all or part of the Company Interest of any Member, the Company may elect, pursuant to Sections 734, 743 and 754 of the IRC, as amended (or corresponding provisions of future law) to adjust the basis of the assets of the Company.

ARTICLE V
ALLOCATIONS; DISTRIBUTIONS; AND INTERESTS

5.1.   Allocation of Net Income, Net Loss or Capital Gains. Except as may be expressly provided otherwise in this Article and subject to the provisions of Section 704(c) of the IRC, the net income, net loss or capital gains of the Company for each fiscal year of the Company is allocated to the Members, pro rata in accordance with their Percentage Interest.

5.2.   Distribution of Available Cash. Periodically, but not less frequently than at the end of each calendar quarter, the Available Cash of the Company, if any, must be distributed to the Members, pro rata in accordance with their Percentage Interest. For any calendar quarter, Available Cash of the Company need not be distributed to the extent that such cash is required for a reasonable working capital reserve for the Company, the amount of such reasonable working capital reserve to be determined by the Members.

5.3.   Allocation of Income and Loss and Distributions in Respect of Interests Transferred.

(a)   If any Interest in the Company is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of the Company, each item of income, gain, loss, deduction, or credit of the Company for the fiscal year must be assigned pro rata to each day in the particular period of the fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day is allocated to the Member based on his respective Interest in the Company at the close of such day. For the purpose of accounting convenience and simplicity, the Company may treat a transfer of, or an increase or decrease in, an Interest in the Company which occurs at any time during a semimonthly period (commencing with the semimonthly period including the date hereof) as having been consummated on the first day of the semimonthly period, regardless of when during such semimonthly period such transfer, increase, or decrease actually occurs (i.e., sales and dispositions made during the first 15 days of any month are deemed to have been made on the 16th day of the month).

(b)   Distributions of Company assets in respect of an Interest in the Company is made only to the Members who, according to the books and records of the Company, are the holders of record of the Interests in respect of which the distributions are made on the actual date of distribution. Neither the Company nor any Member incurs any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of Interest in the Company which has not been approved by unanimous vote of the Members. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company must be allocated solely to the parties owning Interests in the Company as of the date the sale or other disposition occurs.

ARTICLE VI
CHANGES IN MEMBERS

6.1.   Death, Dissolution, Retirement or Bankruptcy of Member.

(a)   The death, retirement, resignation, bankruptcy or dissolution of a Member, or the period for the duration of the company expires, or the occurrence of any other event which terminates the continued membership of a Member in the Company (a "Dissolution Event"), dissolves the Company unless the remaining Member(s) unanimously consent to the continuation of the business of the Company ("Unanimous Consent"). If the Member whose actions or conduct result in the Dissolution Event ("Former Member") or the Former Member's representative, rightfully demands the return of his Interest by a written notice to the remaining Member(s), the Company (if the remaining Member(s) unanimously consent in writing) or remaining Member(s), to avoid dissolution of Company, must within sixty (60) days following such written notice, purchase the Former Member's Interest as provided in the subsections to this Article.

(b)   On the occurrence of the Dissolution Event, and the Unanimous Consent, and if applicable, the rightful demand for the return of the Former Member's Interest by the Former Member or the Former Member's representative, the Company has first option to purchase the Interest of the Former Member by giving notice of the intent to purchase within sixty (60) days following occurrence of the Dissolution Event or the demand for return of contribution. If the Company elects to give notice within sixty (60) days, the purchase and sale obligation accrues one hundred twenty (120) days after the Dissolution Event or rightful demand for return of contribution. After the Company has given notice of its election and prior to the date on which the purchase and sale obligation accrues, the parties must take all necessary steps to determine the price and terms of the purchase and sale obligation as provided hereinafter.

(c)   If the Company does not exercise its first option to purchase the Interest of a Former Member within sixty (60) days as provided above, for thirty (30) days thereafter, that is, between the sixty-first (61st) and ninetieth (90th) day after the Dissolution Event or the rightful demand for withdrawal of contribution, the remaining Members have an option to purchase the interest. Between the sixty-first (61st) and ninetieth (90th) day, the remaining Member(s) must notify the Former Member and all other Members in writing of their desires to purchase a portion of the Former Member's Interest. The failure of a Member to submit a notice within the applicable period constitutes an election on the part of the remaining Member not to purchase any of the Former Member's Interest. Each remaining Member may purchase a portion of the Former Member's Interest based on the remaining Member's Pro Rata Part on the date of the Unanimous Consent or the date of receipt of the rightful demand for the return of its Interest by the Former Member.

(d)   If the remaining Member(s) elects not to purchase any or to purchase less than all of the remaining Member's Pro Rata Part of the Former Member's Interest, the Company may at its election purchase the portion of the Former Member's Interest. In the event the Company elects not to purchase the Former Member's Interest, the unpurchased portion may be purchased by those remaining Members that elected to purchase more than their Pro Rata Part.

(e)   If the remaining Members fail to purchase the entire interest of the Former Member, the interest passes by operation of law to any assignee or remains in the hands of the Former Member, subject to any right of the holder of the interest to demand payment therefor according to Texas law.

(f)   Notwithstanding any other provision in Article VI, to the contrary, the remaining Members may mutually agree to an allocation of the Former Member's Interest to be purchased by each of them.

(g)   The Former Member's Interest must be valued according to its book value for federal income tax purposes, provided, however, a party to a purchase of the Interest pursuant to this Article VI who deems the value to vary from fair market value (as defined below) by more than twenty-five percent (25%), may request and receive an appraisal. In such event, the Former Member's Interest must equal the fair market value of such Interest as determined by agreement between the Former Member or the representatives of the Former Member and the purchaser or purchasers no less than twenty-one (21) days prior to the date on which the purchase and sale obligation accrue, or in case of failure to agree within the time period, as determined by three appraisers, one selected by the Former Member or the Former Member's representative, one selected by the remaining Member(s), and one selected by the two appraisers so named. The appraiser shall be instructed to appraise the net fair market value of the underlying assets of the Company and multiply the value by the Former Member's Percentage Interest, which is then further discounted by the appraiser to reflect lack of marketability, loss of counsel of the Former Member, absence of control for a minority interest, and other factors that the appraiser may reasonably believe to affect the value of an Interest in the Company. The fair market value of the Former Member's Interest in the Company is the average of the two appraisals closest in amount to each other. In the event the fair market value is determined to be within the said twenty-five percent (25%) of book value, the party requesting the appraisal must pay all expense of the same otherwise incurred by the parties offering to enter into the transaction at the book valuation.

(h)   The purchase and sale obligation for all purposes under Section 6.1 accrues one hundred twenty (120) days after the Dissolution Event, assuming the Unanimous Consent has been obtained. In the case of a rightful demand for withdrawal of contribution to capital by any Member, the purchase and sale obligation accrues one hundred eighty (180) days after such demand.

(i)   The purchase price must be paid by the Company (if all Members consent in writing) or the remaining Member(s), as the case may be, either (i) in sixty (60) equal annual installments of principal together with interest, commencing to accrue from the date of closing, at the then current Mid-Term Applicable Federal Rate (the "AFR") under Section 1274(d) of the IRC for the month in which the first payment is made (or a rate per annum equal to what the AFR would be for the month under Section 1274(d) of the IRC if the AFR is no longer published) to fully amortize the purchase price over the sixty (60) payments with the first payment being due and payable when the purchase and sale obligation shall accrue, or (ii) without interest when the purchase and sale obligation accrue, as the Company and/or the remaining Member(s), as the case may be, elect in their sole discretion.

(j)   Closing of any sale transaction pursuant to this Section occurs on the date the purchase and sale obligation is to accrue as provided herein, or the next previous business day if the same falls on a weekend or holiday. At the closing, documents evidencing the payment obligation(s) must be delivered by the purchasers, and any certificate, duly endorsed, must be delivered by the Former Member or the representatives of the Former Member.

(k)   This Article does not prohibit Members from agreeing on terms and conditions for the purchase by the Company or any Member(s) of the Interest of any Member in the Company desiring to retire, withdraw or resign, in whole or in part, as a Member (on such terms and conditions as are agreed on by the selling Member and the Company or the remaining Member(s)), nor does anything herein limit or otherwise affect the ability of a Member to demand a return of his contribution to the Company as provided in the Code.

6.2.   Transfer and Assignment of Members' Interest. No Member may assign, convey, sell, encumber or in any way alienate all or any part of his Interest in the Company as a Member without the prior written unanimous consent of all the other Members, which consent may be given or withheld, conditioned or delayed (as allowed by this Agreement or the Code), as the remaining Members may determine in their sole discretion.

6.3.   Further Restrictions on Transfer. No Member may assign, convey, sell, encumber or in any way alienate all or any part of his Interest in the Company (i) without registration under applicable federal and state securities laws, or unless he delivers an opinion of counsel satisfactory to the Company that registration under such laws is not required; or (ii) if the Interest to be sold or exchanged, when added to the total of all other interests sold or exchanged in the preceding twenty-four (24) consecutive months prior thereto, would result in the termination of the Company under Section 708 of the IRC.

6.4.   Substitute Members. A transferee may become a substitute Member if (i) the requirements of Sections 6.2 and 6.3 are met, (ii) the person executes an instrument satisfactory to the remaining Members accepting and adopting the terms and provisions of this Agreement, and (iii) the person pays all reasonable expenses in connection with his admission as a remaining Member.

6.5.   Effect of Transfer. Any permitted transfer of all or any portion of a Member's Interest in the Company takes effect on the first day of the month following receipt by the Members of written notice of transfer.   Any transferee of an Interest in the Company takes subject to the restrictions on transfer imposed by this Agreement and to the Texas Business Organizations Code.

ARTICLE VII
DISSOLUTION

7.1.   Dissolution of the Company.

(a)   The Company is dissolved, its assets are disposed of, and its affairs wound up on the first to occur of the following occurrences:

(i)   A determination by Members owning more than 75 percent of the interests in the Company that the Company should be dissolved;

(ii)   A Dissolution Event, and the Company's or remaining Members' failure to purchase the Interest of the Former Member as provided in Section 6.1;

(iii)   The expiration of the Company term as stated in its Certificate; or

(iv)   At such earlier time as provided by applicable law.

(b)   In settling accounts of the Company after dissolution, the liabilities of the Company must be paid in the following order, all as required by the Code:

(i)   Liabilities to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their contributions;

(ii)   Liabilities to Members of the Company in respect of their share of the

Company Agreement – Runner City LLC

profits and other compensation by way of income on their contributions; and

        (iii)   Liabilities to the Members of the Company in respect of their contribution to capital.

ARTICLE VIII
INDEMNIFICATION

8.1.   Indemnification of Members.

(a)   To the greatest extent not inconsistent with the laws and public policies of Texas, the Company indemnifies, as a matter of right, any Member (any such Member who is a person, and any responsible officer, partner, shareholder, director, or manager of such Member which is an Entity, hereinafter referred to as the indemnified "individual") made a party to any proceeding because he is or was a Member, against all liability incurred by the individual in connection with any proceeding; provided that it is determined in the specific case according to subsection (d) of Article VIII that indemnification of the individual is permissible in the circumstances because the individual has met the standard of conduct for indemnification set forth in Subsection (c) of this Section. The Company will pay for or reimburse the reasonable expenses incurred by a Member in connection with any such proceeding in advance of final disposition thereof if (i) the individual furnishes the Company a written affirmation of the individual's good faith belief that he has met the standard of conduct for indemnification described in Subsection (c) of this Section, (ii) the individual furnishes the Company a written undertaking, executed personally or on such individual's behalf, to repay the advance if it is ultimately determined that such individual did not meet the standard of conduct, and (iii) a determination is made in accordance with Subsection (d) that based on facts then known to those making the determination, indemnification would not be precluded under this Section. The undertaking described in Subsection (a)(ii), above, must be a general obligation of the individual, subject to the reasonable limitations as the Company may permit, but need not be secured and may be accepted without reference to financial ability to make repayment. The Company must indemnify a Member who is wholly successful, on the merits or otherwise, in the defense of any such proceeding, as a matter of right, against reasonable expenses incurred by the individual in connection with the proceeding without the requirement of a determination as set forth in Subsection (c) of this Section. On demand by a Member for indemnification or advancement of expenses, the Company must expeditiously determine whether the Member is entitled to indemnification in accordance with this Section. The indemnification and advancement of expenses provided for under this section is applicable to any proceeding arising from acts or omissions occurring before or after the adoption of this Section.

(b)   The Company may, but need not, indemnify an individual who is or was an employee or agent of the Company to the same extent as if the individual was a Member.

(c)   Indemnification of an individual is permissible under this Agreement only if this individual (i) conducted himself in good faith, (ii) reasonably believed that his conduct was in or at least not opposed to the Company's best interest; (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iv) the individual is not adjudged in any such proceeding to be liable for negligence or misconduct in the performance of duty. The termination of a proceeding by judgment, order, settlement, conviction or on a plea of nolo contendere or its equivalent is not, of itself, determinative that the individual did not meet the standard of conduct described in this subsection (c).

(d)   The determination whether indemnification or advancement of expenses is permissible must be made in any one of the following manners:

(i)   By a majority vote of the Members who are not parties to the proceeding; or

(ii)   By special legal counsel selected by a majority vote of the Members who are not parties to the proceeding.

(e)   A Member of the Company who is a party to a proceeding may apply for indemnification from the Company to the court, if any, that is conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving all required notice, may order indemnification if it determines:

(i)   In a proceeding in which the Member is wholly successful, on the merits or otherwise, the Member is entitled to indemnification under this Section, in which case the court orders the Company to pay the individual reasonable expenses incurred to obtain such court ordered indemnification; or

(ii)   The individual is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the individual met the standard of conduct set forth in subsection (c) of this Section.

(f)   Indemnification must also be provided for an individual's conduct with respect to an employee benefit plan if the individual reasonably believed that he or she acted in the interest of the participants in and beneficiaries of the plan.

(g)   This Agreement does not limit or preclude the exercise or exclude any right under the law, by contract or otherwise, relating to indemnification of or advancement of expenses to any individual who is or was a Member of the Company or is or was serving at the Company's request as a director, officer, partner, manager, trustee, employee, or agent of another foreign or domestic company, partnership, association, limited liability company, corporation, joint venture, trust, employee benefit plan, or other enterprise, whether for-profit or not. Nothing

Company Agreement – Runner City LLC

contained in this Agreement limits the ability of the Company to otherwise indemnify or advance expenses to any individual. The intent of the parties making this Agreement is to provide indemnification to Members to the fullest extent now or hereafter permitted by the law consistent with the terms and conditions of this Section. Indemnification is provided in accordance with this, without regard of the nature of the legal or equitable theory on which a claim is made including without limitation negligence, breach of duty, mismanagement, waste, breach of contract, breach of warranty, strict liability, violation of federal or state securities law, violation of the Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal law.

(h)   For purposes of Section 8.1, the following apply:

(i)   The term "expenses" includes all direct and indirect costs (including without limitation counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement or appeal of a proceeding or establishing or enforcing a right to indemnification under this Section, applicable law or otherwise.

(ii)   The term "liability" means the obligation to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

(iii)   The term "party" includes an individual who was, is or is threatened to be made a named defendant or respondent in a proceeding.

(iv)   The term "proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

(v)   The Company may purchase and maintain insurance for its benefit, the benefit of any individual who is entitled to indemnification under this section, or both, against any liability asserted against or incurred by the individual in any capacity or arising out of the individual's service with the Company, whether or not the Company would have the power to indemnify the individual against such liability.

Company Agreement – Runner City LLC

ARTICLE IX
MISCELLANEOUS

9.1. **Complete Agreement.** This Agreement and the Certificate constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter described. This Agreement and the Certificate replace and supersede all prior agreements by and among the Members or any of them. This Agreement and the Certificate supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained in this Agreement or the Certificate is binding on the Members or has any force or effect whatsoever.

9.2. **Governing Law.** This Agreement and the rights of the parties hereunder are governed by, interpreted, and enforced in accordance with the laws of the State of Texas.

9.3. **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement are binding on and inure to the benefit of the Members, and their respective distributees, successors and assigns.

9.4. **Terms.** Common nouns and pronouns refer to the singular and plural, identity of the person or persons, firm or corporation as the context requires. Any reference to the Code or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

9.5. **Headings.** All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

9.6. **Severability.** If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision is fully severable; this Agreement are construed and enforced as if the illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to the illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

9.7. **Multiple Counterparts.** This Agreement may be executed in several counterparts, each of which is deemed an original but all of which constitute one and the same instrument. Nevertheless, in making proof, only one copy signed by the party to be charged is required.

9.8. **Additional Documents and Acts.** Each Member agrees to execute and deliver

Company Agreement – Runner City LLC

additional documents and instruments and to perform all additional acts necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

9.9.   No Third Party Beneficiary. This Agreement are made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns subject to the express provisions hereof relating to successors and assigns, and no other person has or will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

9.10.   References to this Agreement. Numbered or lettered Articles, sections and subsections in this Agreement refer to Articles, sections, and subsections of this Agreement unless otherwise expressly stated.

9.11.   Notices. Any notice to be given or to be served on the Company or any party hereto in connection with this Agreement must be in writing and is deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices must be given to a Member at the address specified in Exhibit "A." Any Member or the Company may, at any time, designate any other address in substitution of the foregoing address to which such notice will be given by giving written notice to the other Members and the Company ten (10) days prior to the date of delivery of the notice.

9.12.   Amendments. All amendments to this Agreement must be in writing and signed by all the Members.

9.13.   Title to Company Property. Legal title to all property of the Company must be held and conveyed in the name of the Company.

9.14.   Reliance on Authority of Person Signing Regulations. In the event that a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such Entity or to determine any fact or circumstance bearing on the existence of the authority of the individual or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of the Entity.

Company Agreement – Runner City LLC

IN WITNESS WHEREOF, the undersigned has executed this Agreement, to be effective as of the date the Certificate of Formation of the Company is filed and accepted by the Texas Secretary of State.

__________________________________ 11-11-21
Andy Kaminski, Member/CEO

__________________________________ 11-11-21
Hugh Olson ~~III~~ IV, Member/CFO

Company Agreement – Runner City LLC

EXHIBIT "A"

Initial Members and Addresses	Capital Contribution	Percent of Ownership
Robert Andrew Kaminski Founder/CEO ▮▮▮▮▮	$0	50%
Hugh Olson ~~III~~ IV (A) Founder/CFO ▮▮▮▮▮	$0	50%
	Total: $0.00	**100%**

Company Agreement – Runner City LLC